DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 21, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036-5306

Re: Union Pacific Corporation
Incoming letter dated December 29, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 29, 2006 concerning the shareholder proposal submitted to Union Pacific by the International Brotherhood of Teamsters. We also have received a letter from the proponent dated January 18, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 29, 2006

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 93154-00014

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of the International Brotherhood of Teamsters*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Union Pacific Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the International Brotherhood of Teamsters (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of ordinary business operations (management of security and safety programs and the assessment of risks and liabilities arising from outside factors).

THE PROPOSAL

The Proposal requests that the Company provide information in its 2008 proxy statement "relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents." A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Pertains to Matters of Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7) because the Proposal seeks an evaluation and report on the risks and liabilities of ordinary Company operations and seeks information about the Company's efforts to safeguard operations and minimize the financial risk from specified types of external factors. Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission further explained that the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but that the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations."[1]

---

[1] The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. The Commission

[Footnote continued on next page]

The Commission also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (August 16, 1983). This same standard applies with respect to shareholder proposals requesting that information be included in a company's filings with the Commission. *See Johnson Controls, Inc.* (avail. Oct. 26, 1999).

A. The Proposal Is Excludable Because It Seeks a Report on the Company's Overall Safety Programs.

The Company is the largest railroad in North America and serves twenty-three states. The Vision Statement of the Company states that the safety of the public and its employees is the Company's top priority. The Company devotes considerable resources towards efforts to avoid, prepare for, and minimize any impact from a wide variety of external events and circumstances that might, for example, cause derailments or reduce the overall safety of the railroad. The types of safety and security efforts encompassed by the Proposal thus constitute a central, but routine, aspect of the Company's business to minimize any financial or other risks that might arise from a variety of external factors, both of the type referred to in the Proposal and from other events – such as severe weather conditions, earthquakes and floods – that are beyond the control of the Company.

The Proposal is similar to many other shareholder proposals that the Staff has concurred can be omitted under Rule 14a-8(i)(7) because they seek reports or information about a company's safety and security initiatives. In *CNF Transportation, Inc.* (avail. Jan. 26, 1998), the Staff concurred in omitting a proposal requesting that the board of directors develop and publish a safety policy accompanied by a report analyzing the long-term impact of the policy on the company's competitiveness and shareholder value. In fact, the Staff has recognized on numerous occasions that a corporation's safety operations with regard to external factors constitute a matter of ordinary business. Likewise, in *AMR Corp.* (avail. April 2, 1987), the Staff concluded that a proposal requesting that the board of directors review and issue a report regarding the safety of the company's airline operations was excludable as a matter relating to ordinary business operations. *See also E.I. du Pont de Nemours and Co.* (avail. Nov. 27, 1992) (proposal excluded as ordinary business when it relates to "the safety of the Company's aviation operations").

[Footnote continued from previous page]

stated that the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Because the implementation of safety precautions and protocols is one of the core matters involving the Company's railroad operations, in a manner similar to the introduction of employee training and the employment of certain rail scheduling techniques, these actions are best viewed as a core and indispensable aspect of the business operations. Thus the Proposal, like the shareholder proposals at issue in the letters cited above, requires management to provide safety and financial information that relates exclusively to ordinary business activities appropriately managed by directors and officers. The introduction of shareholder micromanagement into the central and ordinary business activity of the Company, as contemplated by the Proposal, runs contrary to the precedent cited above.

B. The Proposal Is Excludable Because It Seeks an Evaluation and Report on the Risks and Liabilities of Ordinary Business Operations.

It is well established that a proposal seeking an internal assessment or evaluation of the risks related to a company's operations does not raise a policy issue, but instead delves into the minutiae and details of the company's ordinary business. Thus, in numerous cases, the Staff has concurred that a company could exclude a proposal that requested the company to report on its initiatives to manage the risk from external factors that could affect the company's business or operations. For example, in *The Chubb Corp.* (avail. Jan. 25, 2004), the proposal requested the company to prepare a report providing an assessment of Chubb's strategies to address the impacts of climate change on its business. The Staff concurred that this proposal was excludable under Rule 14a-8(i)(7) because it related to Chubb's ordinary business operations. *See also Wachovia Corp.* (avail. Feb. 10, 2006) (Staff concurred that the company could exclude a proposal requesting a report on the effect on Wachovia's business strategy of the challenges posed by global climate change). Likewise, in *Pfizer Inc.* (avail. Jan. 24, 2006), the proposal requested the company to report on the economic effects of certain pandemics and on the company's initiatives to date. Because the requested report involved an internal assessment and evaluation of risks affecting the company's business, the Staff concurred that the proposal was excludable. *See also ConocoPhillips* (avail. Feb. 1, 2006) (proposal requesting report on effect of pandemics and initiatives to date excludable); *Texas Instruments Inc.* (avail. Jan. 28, 2005) (same). To similar effect, in *The Ryland Group, Inc.* (avail Feb. 13, 2006), the Staff concurred that the company could exclude a proposal requesting the company to assess its response to rising regulatory, competitive and public pressure to increase energy efficiency.

In each of these precedents, the reports or assessments requested in the proposals related to the company's assessment of the risks to its business of some external event or situation and to the company's initiatives in response to the event or situation. In the present case, the Proposal likewise relates to the Company's initiatives (its efforts to safeguard security of its operations) with regard to external circumstances and an evaluation of those matters with respect to their impact on the financial well-being of the Company. Although the Proposal focuses on a particular type of risk – that arising from a possible terrorist attack and/or other homeland security incident – the Proposal remains a request for a report on how the Company is assessing and managing a day-to-day aspect of its operations. Because the Proposal here calls for information about the possible impact of external events and the Company's evaluation of and initiatives to respond to such risks, the Staff's precedent supports the conclusion that the Proposal implicates ordinary business matters within the meaning of Rule 14a-8(i)(7).

The Proposal also implicated the Company's ordinary business because it seeks a report on the Company's initiatives to assess and minimize financial risks. The Staff has consistently concurred that proposals seeking a report on financial risks to a company are excludable. In *Cinergy Corp.* (avail. Feb. 5, 2003), the Staff concurred that the company could exclude a proposal that requested a report disclosing the economic risks associated with past, present and future aspects of the company's operations, noting that the proposal related to an "evaluation of risks and benefits" of the company's operations. *See also Dow Chemical Co.* (avail. Feb. 23, 2005) (Staff concurred with exclusion of a proposal requesting a report on the impact that outstanding Bhopal issues, if not addressed by the company, may pose on the company's reputation, finances and business); *Williamette Industries, Inc.* (avail. Mar. 20, 2001) (proposal requesting a report on the company's environmental problems and initiatives to resolve them, including financial exposure arising from environmental issues, excludable as involving an "evaluation of risk").

This Proposal is clearly distinguishable from other proposals that request a company to provide information about inherently dangerous operations. In *Carolina Power and Light Co.* (avail. Feb. 23, 1989), the Staff did not concur that the company could exclude a proposal requesting a report on incidents, errors, and shutdowns of nuclear power operations. Similarly, in *Duke Energy Ohio, Inc.* (avail. Feb. 22, 1982), the Staff did not concur that a proposal to establish an independent panel to investigate a quality assurance program at a nuclear power plant was excludable as a matter relating to the company's ordinary business. In *Du Pont de Nemours and Co.* (avail. Feb. 24, 2006), the Staff did not concur with exclusion of a proposal regarding the preparation of a report on potential chemical releases resulting from company's general operations.

In contrast to the proposals in *Carolina Power and Light Co.*, *Duke Energy Ohio, Inc.*, and *Du Pont de Nemours and Co.*, which focused on the inherent dangers of a company's activities, the Proposal at issue here focuses on the Company's response to a possible external event and in particular on the financial risk that might arise. As the Company states in the Risk Factor section of its periodic filings with the Commission, there are a variety of risks that could impact the financial well-being of the Company, and terrorism-related losses represent only one of them. Moreover, the possibility of a terrorist attack and/or other homeland security incident is not inherent in or unique to the Company's business, as many types of businesses could be financially impacted by such incidents. Thus, because the Proposal necessarily seeks a report on the Company's internal assessment of and initiatives in response to possible external risks to the Company, and does not seek company action to address inherently dangerous business operations, and because the Proposal focuses on financial risks incident to the Company's day-to-day business operations, the precedent supports the conclusion that the Proposal implicates ordinary business matters within the meaning of Rule 14a-8(i)(7).

C. Regardless of Whether the Proposal Touches Upon Significant Social Issues, the Focus of the Proposal Addresses Ordinary Business Matters.

While the Staff has concluded that certain proposals implicate significant social policy issues and thus do not relate to a company's ordinary business operations, the Staff also has consistently concurred that simply touching upon a policy issue does not prevent exclusion of a proposal, where the context otherwise relates to a company's ordinary business operations. For example, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), because the proposal clearly requested a report on an aspect of the company's ordinary business operations – *i.e.*, the financial risks and environmental liabilities associated with its operations – it was not necessary for the Staff to consider whether other aspects of the proposal implicated significant policy issues. Likewise, in *General Electric Co.* (avail. Feb. 3, 2005), the Staff concurred that a proposal relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" was excludable under Rule 14a-8-(i)(7) as relating to "management of the workforce" even though the proposal also related to offshore relocation of jobs. *Compare General Electric Co.* (avail. Feb. 3, 2004) (proposal addressing the offshore relocation of jobs was not excludable under Rule 14a-8(i)(7)).

The Staff has also concurred that a proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Under these precedents, the Proposal is excludable regardless of whether or not the issue of potential terrorism attacks and homeland security considerations raise significant policy issues. Because portions of the Proposal relate to the Company's ordinary business operations, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or James J. Theisen, Jr., Assistant General Counsel and Assistant Secretary of the Company, at (402) 544-6765.

Sincerely,

Ronald O. Mueller

ROM/sbas
Enclosures

cc: James J. Theisen, Jr., Union Pacific Corporation
Noa Oren, International Brotherhood of Teamsters

100117409_6.DOC

Exhibit A

Security
J.J.T.

NOV 10 2006

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

November 9, 2006

BY FAX: 402-501-2144
BY UPS NEXT DAY

Ms. Barbara W. Schaefer
Corporate Secretary
Union Pacific Corporation
1400 Douglas Street, MC 10015
Omaha, NE 68179

Dear Ms. Schaefer:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 40,000 shares of Union Pacific Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Noa Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of Union Pacific Corporation ("Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost in their annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: It is imperative that shareholders be allowed to evaluate the steps our Company has taken to minimize financial risk arising from a terrorist attack or other homeland security incident.

The United States Naval Research Laboratory reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. The risk of an attack of this magnitude is not insignificant according to the Federal Bureau of Investigation, which issued a warning in 2002 about potential terrorist attacks on the nation's railroads.

The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing[1], Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between \$30-\$40 million.

Still, rail workers throughout our Company report that Union Pacific has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate our Company.

While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, our Company makes no mention

[1] *Instrat Briefing*, Guy Carpenter and Company (July 14, 2005).

in their 10-K of the Company's efforts to improve security operations in order to tackle the threat to the railroad in high risk areas like Los Angeles, Houston, Chicago, Portland, Seattle, Dallas and Phoenix.[2] These disclosures are particularly important in light of our Company's history of accidents, which led Federal regulators to call for increasing safety checks in 2004 after hazardous materials were released in a plume of toxic fumes killing four people and causing others to suffer badly burned lungs in San Antonio, Texas.[3]

The lack of such information prevents shareholders from being able to make decisions based on the facts. To protect our investments, our Company and our employees, we urge you to support disclosure of security measures at Union Pacific Corporation.

We urge shareholders to vote **FOR** this proposal.

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[2] *New Strategies to Protect America* by Robert Hagman and Timothy Olson.
[3] *Federal Regulators Seek Additional Safety Checks After Union Pacific Accidents* by Suzanne Gamboa (Associated Press), 11/17/2004.

Amalgamated Bank

America's Labor Bank

11/07/2006

Ms. Barbara W. Schaefer
Corporate Secretary
Union Pacific Corporation
1400 Dodge Street MC 10015
Omaha, N.E. 68179

Re: Union Pacific Corporation

Dear Ms. Schaefer,

Amalgamated Bank is the record owner of 40,000 shares of common stock (the "Shares") of Union Pacific Corporation, beneficially owned by the International Brotherhood of Teamsters: Teamster Affiliated Pension Plan. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # [redacted]. The International Brotherhood of Teamsters: Teamster Affiliated Pension Plan has held the shares continuously since 05/27/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 462-3749.

Very truly yours,

Niall J. Kenny
Vice President
Amalgamated Bank
11-15 Union Square
New York, NY 10003

NJK/nk

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 18, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

By letter dated December 29, 2006 (the "No-Action Request"), Union Pacific Corporation ("Union Pacific" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that the Company report annually in its proxy on the Company's efforts to safeguard security of operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

The Company contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal deals with matters relating to the Company's ordinary business operations.

Homeland security as it pertains to the transportation industry's operations is an important policy issue for Union Pacific and its peers. As the Company's Office of Chief Counsel duly notes, "The Company devotes considerable resources towards efforts to avoid, prepare for, and minimize any impact from a wide variety of external events and circumstances that might, for example, cause derailments or reduce the overall safety of the railroad." However, security efforts undertaken specifically to protect the Company and minimize financial risk from a homeland incident in the Proposal are clearly differentiated from the ordinary business security measures cited below. We believe that the strategy the Company adopts to pursue these efforts is a broad matter of policy that shareholders should have the opportunity to evaluate in order to protect their investments. Union Pacific's request for no-action relief should accordingly be denied.

In requesting no-action relief the Company cites several precedents, including precedents from the transportation-industry, for no-action that are substantively different from our Proposal.

In the Company's letter, Section A refers to *CNF Transportation, Inc.* (avail. Jan. 26, 1998), *AMR Corp.* (avail. April 2, 1987), and *E.I. du Pont de Nemours and Co.* (avail. Nov. 27, 1992) where the Staff upheld the exclusion of proposals requesting that management adopt a new safety-related policy or review ordinary business safety operations and report on it. These examples are not applicable to our Proposal, which does not request that management adopt a specific safety policy or review ordinary business safety operations and report on it. Rather, our Proposal requests information about what security measures the Company is undertaking and the potential impact on shareholder investments in terms of possible terrorist incidents, which is not the focus of the proposals cited above.

In the Company's letter, Section B cites a number of cases including *The Chubb Corp.* (avail. Jan. 25, 2004), *Wachovia Corp.* (avail. Feb. 10, 2006), *Pfizer Inc.* (avail. Jan. 24, 2006), *ConocoPhillips* (avail. Feb. 1, 2006), *Texas Instruments Inc.* (avail. Jan. 28, 2005), and *The Ryland Group, Inc.* (avail. Feb. 13, 2006) where the Staff honored the request for no-action concerning reports on initiatives to manage risk from external factors that could affect the Company's business or operations. In these cases cited by the Company's Office of Chief Counsel, the companies would not face possibly significant financial liability stemming from the external factors that are invoked, that is. climate change, global pandemics and energy efficiency, which is substantively different from a potential terrorist incident where an affected community and its members could sue for personal different from the Fund's Proposal because they seek to either dictate a company's ordinary business operations or request very broad reports of ordinary business operations. The Proposal, by contrast, seeks a report on security operations and material financial risk arising specifically from a terrorist attack, which is a narrow subject that encompasses a broad question of policy about public safety.

The security measures that the Company adopts and enforces to improve its homeland security preparedness will have a tremendous financial impact on shareholders as well as the communities in which it operates. The Staff found in *ExxonMobil* (avail. March 18, 2005), that a report of the impacts of environmental policy that would have similarly wide repercussions on surrounding communities was a broad question of policy, and not a matter of ordinary business.

Based on the foregoing analysis the Fund respectfully requests that the Division take action to enforce inclusion of its proposal in Union Pacific Corporation's 2007 Proxy Materials.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Noa Oren, IBT Projects Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTM/no

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated December 29, 2006

The proposal requests that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations and minimize material financial risk arising form a terrorist attack and/or other homeland security incidents.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(i)(7), as relating to Union Pacific's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END